

Mail Stop 7010

December 14, 2006

via U.S. mail and facsimile

Michele Volpi
President and Chief Executive Officer
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, Minnesota 55110-5101

> **RE: H.B. Fuller Company**
> **Form 10-K for the fiscal year ended December 3, 2005**
> **Filed February 14, 2006**
> **Forms 10-Q for the fiscal quarters ended March 4, 2006, June 3, 2006**
> **and September 2, 2006**
> **Form 8-K/A filed May 31, 2006**
> **File No. 1-9225**

Dear Mr. Volpi:

We have reviewed your response letter dated December 4, 2006 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 3, 2005

Note 12: Commitments and Contingencies, page 60

1. We note your response to comment 5 in our letter dated November 3, 2006, including the disclosure you intend to include in future filings. Please also disclose in future filings the following noted from your response letter:
   - An explanation as to why you do not believe it would be meaningful to investors to disclose the number of asbestos-related claims, as noted from the last paragraph under "Rollfoward of claims" on page 7 of your December 4, 2006 response letter.

- An explanation of the purpose of the EIFS complaints and the reason you do not
  believe it is meaningful to disclose the dollar amount of damages asserted in EIFS
  complaints, as noted from the last paragraph on page 7 of your December 4, 2006
  response letter.

Note 13: Operating Segment Information, page 62

2. You have provided us with CODM reports as of August 2006. In light of the change
    to the organizational structure of Global Adhesives in fiscal year 2006, please also
    provide us with your CODM reports as of the end of your 2005 fiscal year.

3. We have reviewed your explanation as to why you believe you have only two
    operating segments in response to comment 7 in our letter dated November 3, 2006,
    and have reviewed the CODM reports as of August 2006. As you have
    acknowledged, your CODM does receive detailed income statements for levels below
    your current reportable segments. Given the extensive amount of discrete financial
    information your CODM receives at lower levels, the presumption is that the CODM
    is using such information for making resource allocation decisions and assessing
    performance. We note your points to refute this presumption, specifically your
    statements that the Global Adhesive Group President unilaterally changed the
    reporting structure of Global Adhesives from products to geographic. However, we
    do not find your points sufficiently persuasive. As such, based on your financial
    reporting structure as of the end of fiscal year 2005, please provide us with your
    aggregation analysis in accordance with paragraph 17 of SFAS 131, taking into
    consideration the guidance in paragraphs 18-24 of SFAS 131, as previously
    requested. In addition, in light of the restructuring that occurred within Global
    Adhesives during fiscal year 2006, please also provide us with your aggregation
    analysis in accordance with paragraph 17 of SFAS 131, as well, taking into
    consideration the guidance in paragraphs 34 and 35 of SFAS 131 for 2006.

Form 8-K filed November 27, 2006

4. We note that you and Mr. Stroucken had an Employment Agreement dated March 30,
    2004 that entitled Mr. Stroucken to certain severance payments and benefits, if Mr.
    Stroucken continued his employment through March 31, 2007. We further note that
    on November 3, 2006, Mr. Stroucken resigned effective December 1, 2006. On
    November 20, 2006, you and Mr. Stroucken entered into a Separation Agreement,
    which effectively modified the Employment Agreement. The Separation Agreement
    will result in the recognition of severance and benefits charges of $5.9 million in the
    fourth quarter of 2006 and $1.5 million in fiscal year 2007. We assume that your
    statements that Mr. Stroucken was entitled to certain severance payments and benefits
    under the Employment Agreement are based on the terms in Section 2.4 of the
    Employment Agreement. If this is correct, please tell us and disclose in future filings

the nature of the "good reason" for Mr. Stroucken terminating his employment, as listed in Section 2.4. Otherwise, please tell us what section(s) of the Employment Agreement you are referring to in your Form 8-K. Explain to us and disclose in future filings the business purpose for you agreeing to enter into the Separation Agreement, as Mr. Stroucken did not fulfill his obligation set forth in the Employment Agreement. With reference to the specific terms of the Employment Agreement, tell us how you accounted for this agreement prior to the Resignation Date, including the authoritative literature that supports your accounting. Also explain to us your accounting for the Separation Agreement, including the authoritative literature that supports your accounting, as well as the periods in which you will recognize the related charges.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant